

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2021

John P. Hamill
Senior Vice President and Chief Financial Officer
Windtree Therapeutics, Inc.
2600 Kelly Road, Suite 100
Warrington, PA 18976

**Re: Windtree Therapeutics, Inc.**
**Form 10-Q**
**Exhibit No. 10.1, 10.2, 10.3 and 10.4**
**Filed November 16, 2020**
**File No. 001-39290**

Dear Mr. Hamill:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance